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                          March 4, 2024

       Oz Adler
       Chief Executive Officer
       SciSparc Ltd.
       20 Raul Wallenberg Street, Tower A,
       Tel Aviv 6971916, Israel

                                                        Re: SciSparc Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed February 27,
2024
                                                            File No. 333-277394

       Dear Oz Adler:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at 202-551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Oded Har-Even, Esq.